Exhibit 99.1

Silence Therapeutics Announces Preliminary Single Dose Results from SLN124 Phase 1 Study in Patients with Thalassemia

29 September 2022

LONDON, Silence Therapeutics plc, Nasdaq: SLN (“Silence” or “the Company”), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, today announced preliminary results from the single dose component of the GEMINI II phase 1 study of SLN124, a siRNA targeting the TMPRSS6 gene, in 24 adults with non-transfusion dependent thalassemia.

The primary objective of the single dose arm was to evaluate the safety and tolerability of SLN124 subcutaneous dosing (1.0, 3.0 and 6.0 mg/kg) in alpha/beta-thalassemia patients. Following a single dose, there were no serious adverse events, severe treatment emergent adverse events (TEAEs) that were SLN124 related or TEAEs leading to withdrawal.  No dose limiting toxicities or drug related liver injury were observed.

Pharmacokinetic (PK) parameters and pharmacodynamic (PD) biomarkers of iron metabolism are being evaluated in the ongoing multiple dose arm of the study which is anticipated to readout next year. This includes effects on hepcidin, serum iron, transferrin saturation and hemoglobin.

“We are very encouraged by the excellent safety profile SLN124 continues to demonstrate and look forward to assessing PD effects following the ongoing multiple dose part of the study,” said Giles Campion, MD, Head of R&D and Chief Medical Officer at Silence. “We remain excited about the potential for SLN124 to address a range of hematological conditions, including polycythemia vera (PV) which we plan to evaluate in a phase 1/2 study later this year.”

SLN124 has rare pediatric disease and orphan drug designations for beta-thalassemia as well as orphan drug designation for PV. SLN124 was also granted FDA Fast Track Designation for PV earlier this month.

Enquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208

About SLN124

SLN124 is a gene ‘silencing’ therapy – one that is designed to temporarily block a specific gene’s message that would otherwise trigger an unwanted effect. In this case, SLN124 aims to temporarily ‘silence’ TMPRSS6, a gene that prevents the liver from producing a particular hormone that controls iron levels in the body – hepcidin. As hepcidin increases, iron levels in the blood are expected to decrease, which could in turn allow more healthy red blood cells to be produced, thereby improving anemia. SLN124 has demonstrated proof of concept in healthy volunteers and is being evaluated in a phase 1 study in patients with non-transfusion dependent thalassemia. A phase 1/2 study in polycythemia vera (PV) is planned for the second half of 2022. SLN124 has rare pediatric disease and orphan drug designations for beta-thalassemia as well as orphan drug designation for PV. SLN124 also has FDA Fast Track Designation for PV.

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body's natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet need. Silence's proprietary mRNAi GOLD™ platform can be used to create siRNAs (short interfering RNAs) that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence's wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address hematological conditions. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Hansoh Pharma, among others. For more information, please visit https://www.silence-therapeutics.com/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other securities laws, including with respect to the Company’s clinical and commercial prospects, regulatory approvals of the Company’s product candidates, potential partnerships or collaborations or payments under new and existing collaborations, the initiation or completion of the Company’s clinical trials and the anticipated timing or outcomes of data reports from the Company’s clinical trials. These forward-looking statements are not historical facts but rather are based on the Company's current assumptions, beliefs, expectations, estimates and projections about its industry. Words such as “anticipates,” “expects, ” ”intends, ” “plans, ” “believes,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including those risks identified in the Company’s most recent Admission Document and its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 17, 2022. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.